Exhibit 99.1

LATAM group transported approximately 74 million passengers in 2023, reaching similar levels to pre-pandemic

This result was mainly driven by the performance of the domestic operations of the affiliates in Chile, Brazil, Colombia, Ecuador and Peru.

Operating statistics for December 2023

January 9, 2024 - LATAM group transported approximately 74 million passengers during 2023, representing an 18.3% increase compared to 2022 and reaching pre-pandemic levels, according to the December operational statistics delivered today by the group. This result was mainly driven by the increase in passengers transported in the domestic markets of the affiliates of Chile, Brazil, Colombia, Ecuador and Peru, while the international segment continues to recover. To date, LATAM group offers an expansive and robust network of connections to its passengers to 147 destinations in four continents.

LATAM group consolidated capacity, measured in available seat - kilometers (ASK), increased by 20.6% compared to 2022, in line with the updated guidance published last August. In December 2023, the group reported a 13.2% increase in its capacity, compared to the same month in 2022, and notably, the international segment increased 18.6% and the domestic markets of the affiliates in Chile, Colombia, Ecuador and Peru increased capacity by 16.3%.

Passenger traffic, measured in revenue passenger kilometers (RPK) increased by 23.1% annually, compared to 2022, mostly driven by a 39.4% increase in international demand during the year. Noticeably in December, passenger traffic increased 21.8%, compared to December 2022. All segments where the group operates noted increases: 29.1% in international routes, 21.7% in domestic markets of the affiliates in Chile, Colombia, Ecuador and Peru and 11.7% in the Brazilian domestic market.

On the other hand, during 2023, the group reported a consolidated passenger load factor of 83.1%, 1.7 percentage points higher than 2022. In December 2023, LATAM group reached a consolidated passenger load factor of 84.4%, thus representing a 6.0 percentage point increase compared to the results of December 2022.

In terms of cargo, during 2023 the capacity measured in available ton – kilometers (ATK) reached 7,171 million, increasing by 14.6% compared to 2022. In December 2023, ATKs had an 11.3% increase compared to December 2022, reaching 668 million available ton – kilometers.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	1

The following table summarizes the main operational statistics for the month and the full year of LATAM group:

LATAM GROUP OPERATIONS	December			Year to Date
	2023	2022	% Change	2023	2022	% Change
LATAM GROUP PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,713	8,794	21.8%	114,007	92,588	23.1%
DOMESTIC SSC (1)	1,980	1,628	21.7%	20,482	18,943	8.1%
DOMESTIC BRAZIL (2)	3,343	2,993	11.7%	36,185	32,505	11.3%
INTERNATIONAL (3)	5,390	4,174	29.1%	57,340	41,140	39.4%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,691	11,215	13.2%	137,251	113,852	20.6%
DOMESTIC SSC (1)	2,332	2,006	16.3%	24,970	23,385	6.8%
DOMESTIC BRAZIL (2)	4,050	3,891	4.1%	44,766	40,892	9.5%
INTERNATIONAL (3)	6,309	5,318	18.6%	67,514	49,576	36.2%

PASSENGER LOAD FACTOR
SYSTEM	84.4%	78.4%	6.0pp	83.1%	81.3%	1.7pp
DOMESTIC SSC (1)	84.9%	81.2%	3.8pp	82.0%	81.0%	1.0pp
DOMESTIC BRAZIL (2)	82.5%	76.9%	5.6pp	80.8%	79.5%	1.3pp
INTERNATIONAL (3)	85.4%	78.5%	6.9pp	84.9%	83.0%	1.9pp

PASSENGER BOARDED (thousand)
SYSTEM	6,927	5,749	20.5%	73,898	62,467	18.3%
DOMESTIC SSC (1)	2,706	2,187	23.7%	27,999	25,288	10.7%
DOMESTIC BRAZIL (2)	2,999	2,641	13.6%	32,984	28,573	15.4%
INTERNATIONAL (3)	1,222	921	32.7%	12,915	8,607	50.1%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	358	328	9.0%	3,704	3,532	4.8%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	668	600	11.3%	7,171	6,256	14.6%

CARGO LOAD FACTOR
SYSTEM	53.5%	54.7%	-1.1pp	51.6%	56.5%	-4.8pp

(1)	Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2)	Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3)	International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	2

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates’ aircraft, they have a fleet of 19 freighters. These cargo subsidiaries have access to the group’s passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	3